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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant's name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

101 South Tryon Street, Suite 600, Charlotte, NC
United States 28280
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

On August 11, 2025, Dole plc (the “Company”) will host a conference call and simultaneous webcast to discuss the Company’s financial results for the three and six months ended June 30, 2025. An archived replay of the webcast and the investor presentation used during the webcast will be available shortly after the live event has concluded in the Investors section of the Company’s website, www.doleplc.com/investors. The Quarterly Report for the three and six months ended June 30, 2025 is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Dole plc Quarterly Report for the three and six months ended June 30, 2025

DOLE PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2025	DOLE PLC (Registrant)
By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer